August 5, 2025

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ben Phippen
Marc Thomas Madeleine Joy Mateo Christian Windsor

Re:	BRBI BR Partners S.A.
Registration Statement on Form 20-F File No. 001-42757

Ladies and Gentlemen:

Pursuant to Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, BRBI BR Partners S.A. (the “Company”), respectfully requests acceleration of the effectiveness of its Registration Statement on Form 20-F (File No. 001-42757) (as amended to date, the “Registration Statement”), so as to become effective at 2:00 p.m. Eastern Time on Thursday, August 7, 2025, or as soon as possible thereafter.

The Company has been informed by the Nasdaq Stock Market LLC (the “Nasdaq”) that the Nasdaq will certify to the Commission that the Company has been approved by the Nasdaq for listing.

* * *

The Company respectfully requests that it be notified of the effectiveness of the Registration Statement by a telephone call to John Guzman of White & Case LLP at +1 (212) 819-8200 and that such effectiveness also be confirmed in writing to jguzman@whitecase.com. Please do not hesitate to contact John Guzman at the same number with any questions or comments with respect to this letter.

Very truly yours,

/s/ Ricardo Fleury Cavalcanti de Albuquerque Lacerda
Ricardo Fleury Cavalcanti de Albuquerque Lacerda
Chief Executive Officer
BRBI BR Partners S.A.

cc:	Ricardo Fleury Cavalcanti de Albuquerque Lacerda, Chief Executive Officer
José Flávio Ferreira Ramos, Chief Financial Officer Vinicius Carmona Cardoso, Investor Relations Officer BRBI BR Partners S.A.

John Guzman, Esq. White & Case LLP